

Silicon Storage Technology, Inc.

News Release

For More Information Contact:

Leslie Green
Stapleton Communications Inc.
(650) 470-0200

Jack K. Lai
Vice President & Chief Financial Officer
Silicon Storage Technology, Inc.
jlai@sst.com
(408) 735-9110

SST Reports Third Quarter 2005 Financial Results
Units Up 30 Percent and Revenue Up 27 Percent From 2Q05

SUNNYVALE, Calif., October 25, 2005 -- SST (Silicon Storage Technology, Inc.) (NASDAQ: SSTI), a leader in flash memory technology, today announced financial results for the quarter ended September 30, 2005.

Net revenues for the third quarter were $118.1 million, compared with $93.3 million in the second quarter of 2005 and $112.2 million in the third quarter of 2004.

Net loss for the third quarter of 2005 was $4.8 million, or a loss of $0.05 per share, based on approximately 102.7 million diluted shares outstanding. By comparison, the company recorded a net loss of $19.6 million, or a loss of $0.19 per share, on approximately 102.2 million diluted shares outstanding in the second quarter of 2005. For the third quarter of 2004, the company reported a net income of $14.5 million, or $0.15 per share, on approximately 97.5 million diluted shares outstanding.

SST finished the third quarter 2005 with $46.6 million in cash, cash equivalents and short-term investments.

Management Qualitative Comments

"During the third quarter of 2005, our business continued its upward trend with sales increasing each consecutive month," said Bing Yeh, president and chief executive officer.   "Our revenue was higher than expected and our loss per share improved substantially from the prior quarter. Units shipped during the third quarter set a new record, increasing 28 percent from our previous record achieved in the fourth quarter of 2004. Units shipped during the third quarter also set new individual records in many high volume applications, including notebook PCs, hard disk drives, printers, LCD monitors, digital TVs, DVD-RW drives, MP3 players, set-top-boxes, cordless phones, GPS and Bluetooth modules. Compared with the previous quarter, unit shipments for 4Mbit and below densities grew 25 percent, 8Mbit and above densities grew 39 percent and non-memory products grew 38 percent. Unit shipments for serial flash products also set a new record with a 46 percent increase compared with the previous quarter.

"During the third quarter, revenue contribution from non-memory products increased by more than 90 percent and contributed 17 percent of our total product revenue, primarily due to the increased shipments of controller products with embedded flash to consumer applications. However, the non-memory product revenue was slightly below our expectations due to weaker than expected shipments in some flash microcontroller products. Therefore, we now expect our non-memory revenue in the second half to be approximately $40 million, nearly 80 percent more than the first half of the year.

"Due to the increased demand and the tightening supply, we began to see price increases for new quotations toward the last month of the third quarter. However, for the whole third quarter, the blended ASP was still down 2 percent. Gross margin improved during the third quarter, due to the improved manufacturing costs and the improved pricing trend that produced a net benefit from previously written-down inventory.

"As we move into the fourth quarter, we expect to see continued strengthening of market demand. We expect to see an improved pricing environment for all densities. However, ASP improvements in the 16 and 32 Mbit densities may be modest as we complete our pricing commitments with certain customers. In addition to improvements in pricing, the expected shipment ramp of our serial flash products, certain non-memory products and non-commodity memory products, coupled with continued

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lowering of our manufacturing costs, should position us for further growth in the fourth quarter."

Fourth Quarter 2005 Outlook

SST expects its fourth quarter to show healthy growth with increasing unit shipments and improving gross margin. The blended ASP is expected to increase by 5 to 7 percent due to improved pricing and increased shipments of higher priced products. Licensing revenue is expected to be consistent with the prior quarter. SST expects its fourth quarter revenues to be between $125 million and $140 million, assuming no drastic changes occur in the U.S. and international economies. Gross margin is expected to be between 19 and 22 percent, which takes into consideration the risks associated with market condition changes. Research and development spending is expected to be between 5 and 10 percent higher than the prior quarter. With these revenue and expense levels, SST expects net income per share to be between $0.00 and $0.05 in the fourth quarter.

Conference Call Dial-in Information

SST will hold a conference call to discuss its financial results today at 1:30 p.m. PST. Those wishing to participate in the conference should dial 877-209-0397, international participants please dial (612) 332-0932, using the password "SST" at approximately 1:20 p.m. PST. A replay of the call will be available for two weeks by dialing 800-475-6701, international participants dial (320) 365-3844 using the access code 798929. A webcast of the conference call will be available until the next earnings conference call on the company's Web site at http://www.sst.com/events.

About Silicon Storage Technology, Inc.

Headquartered in Sunnyvale, California, SST designs, manufactures and markets a diversified range of nonvolatile memory solutions, based on proprietary, patented NOR type SuperFlash technology, for high volume applications in the digital consumer, networking, wireless communications and Internet computing markets. SST's product families include various densities of high functionality flash memory components, flash mass storage products and flash microcontrollers. SST also offers its SuperFlash technology for embedded applications through its broad network of world-class manufacturing partners and technology licensees, including TSMC, which offers it under its trademark Emb-FLASH. Further information on SST can be found on the company's Web site at http://www.sst.com.

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Forward-Looking Statements

Except for the historical information contained herein, this news release contains forward-looking statements regarding flash memory and non-memory market conditions, the company's future financial performance, the performance of new products and the company's ability to bring new products to market that involve risks and uncertainties. These risks may include timely development, acceptance and pricing of new products, the terms and conditions associated with licensees' royalty payments, the impact of competitive products and pricing, and general economic conditions as they affect the company's customers, as well as other risks detailed from time to time in the company's SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2004 and on Form 10-Q for the quarters ended March 31, and June 30, 2005.

For more information about SST and the company's comprehensive list of product offerings, please call 1-888/SST-CHIP. Information can also be requested via email to literature@sst.com or through SST's Web site at http://www.sst.com. SST's head office is located at 1171 Sonora Court, Sunnyvale, Calif.; telephone: 408/735-9110; fax: 408/735-9036.

The SST logo and SuperFlash are registered trademarks of Silicon Storage Technology, Inc. Emb-FLASH is a trademark of TSMC. All other trademarks or registered trademarks are the property of their respective holders.

- FINANCIAL TABLES TO FOLLOW –

Silicon Storage Technology, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands except per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2004	2005	2004	2005
	(unaudited)		(unaudited)	
Net revenues:				
Product revenues	$ 101,260	$ 107,724	$ 308,201	$ 271,876
Technology licensing	10,912	10,348	36,933	25,810
Total net revenues	112,172	118,072	345,134	297,686
Cost of revenues	72,588	98,927	218,632	254,686
Gross profit	39,584	19,145	126,502	43,000
Operating expenses:				
Research and development	11,574	11,770	35,419	36,821
Sales and marketing	7,262	7,178	21,461	21,524
General and administrative	4,259	5,683	12,837	19,508
Other non-recurring charges	1,737	(16)	3,216	2,895
Total operating expenses	24,832	24,615	72,933	80,748
Income (loss) from operations	14,752	(5,470)	53,569	(37,748)
Other income (expense), net	684	371	1,296	1,586
Interest expense	(22)	(98)	(89)	(156)
Income (loss) before provision for (benefit from) income taxes	15,414	(5,197)	54,776	(36,318)
Provision for (benefit from) income taxes	850	(403)	3,880	2,037
Minority interest	42	-	42	(77)
Net income (loss)	$ 14,522	$ (4,794)	$ 50,854	$ (38,278)
Net income (loss) per share - basic	$ 0.15	$ (0.05)	$ 0.53	$ (0.38)
Shares used in per share calculation - basic	94,896	102,677	95,601	100,899
Net income (loss) per share - diluted	$ 0.15	$ (0.05)	$ 0.51	$ (0.38)
Shares used in per share calculation - diluted	97,491	102,677	99,429	100,899

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Silicon Storage Technology, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands)

	December 31, 2004	September 30, 2005
	(unaudited)	(unaudited)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 103,993	$ 46,578
Trade accounts receivable, net	58,179	74,281
Inventories	156,618	123,730
Other current assets	16,049	13,064
Total current assets	334,839	257,653
Equipment, furniture and fixtures, net	16,620	17,058
Long-term marketable securities	23,094	34,229
Other assets	112,178	115,891
Goodwill	15,600	30,089
Total assets	$ 502,331	$ 454,920
LIABILITIES		
Current liabilities:		
Notes payable, current portion	$ 705	$ 153
Trade accounts payable	89,155	63,017
Accrued expenses and other liabilities	30,593	20,114
Deferred revenue	2,388	3,826
Total current liabilities	122,841	87,110
Other liabilities	1,307	1,627
Minority interest	2,199	-
Total liabilities	126,347	88,737
SHAREHOLDERS' EQUITY		
Common stock	358,578	376,653
Accumulated other comprehensive income	16,542	26,943
Retained earnings/(Accumulated deficit)	864	(37,413)
Total shareholders' equity	375,984	366,183
Total liabilities and shareholders' equity	$ 502,331	$ 454,920

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